Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2006 and 2005

CGI GROUP INC.
Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except share data) (unaudited)

	2006	2005
	$	$
Revenue	**904,060**	898,463
Operating expenses		
Costs of services, selling and administrative	**764,038**	776,847
Amortization (Note 7)	**40,333**	42,870
Restructuring costs related to specific items (Note 8)	**23,010**	-
Interest on long-term debt	**12,487**	4,589
Other income, net	**(1,929)**	(1,915)
Gain on sale of assets	**-**	(11,033)
	837,939	811,358
Earnings before income taxes	**66,121**	87,105
Income taxes	**22,440**	30,197
Net earnings	**43,681**	56,908
Basic and diluted earnings per share (Note 4c))	**0.13**	0.13

Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2006	2005
	$	$
Net earnings	**43,681**	56,908
Other comprehensive income, net of income tax:		
Net change in unrealized losses on translating financial statements of self-sustaining foreign operations	**69,375**	1,848
Net change in gains on translation of debt designated as a hedge of net investment in a self-sustaining foreign operations	**(8,077)**	(776)
	61,298	1,072
Comprehensive income	**104,979**	57,980

Consolidated Statements of Retained Earnings
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2006	2005
	$	$
Retained earnings, beginning of period	**587,201**	895,267
Net earnings	**43,681**	56,908
Share repurchase costs (Note 4a))	**(6,590)**	-
Retained earnings, end of period	**624,292**	952,175

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at December 31, 2006 (unaudited)	As at September 30, 2006 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	**146,561**	115,729
Accounts receivable	**489,572**	479,767
Work in progress	**194,542**	197,381
Prepaid expenses and other current assets	**83,003**	89,639
Future income taxes	**32,005**	33,728
	945,683	916,244
Capital assets	**123,662**	120,032
Contract costs	**204,543**	212,115
Finite-life intangibles and other long-term assets (Note 2)	**526,259**	525,905
Future income taxes	**21,800**	25,127
Goodwill	**1,786,691**	1,737,886
Total assets before funds held for clients	**3,608,638**	3,537,309
Funds held for clients	**240,498**	154,723
	3,849,136	3,692,032
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**367,670**	367,127
Accrued compensation	**125,674**	108,331
Deferred revenue	**155,253**	111,759
Income taxes	**46,384**	41,707
Future income taxes	**33,014**	30,384
Current portion of long-term debt (Note 3)	**8,053**	8,242
	736,048	667,550
Future income taxes	**210,778**	213,512
Long-term debt (Note 3)	**720,498**	805,017
Accrued integration charges and other long-term liabilities	**99,470**	103,210
Total liabilities before clients' funds obligations	**1,766,794**	1,789,289
Clients' funds obligations	**240,498**	154,723
	2,007,292	1,944,012
Shareholders' equity		
Capital stock (Note 4a))	**1,360,353**	1,367,606
Contributed surplus (Notes 4a) and 4b))	**85,124**	82,436
Retained earnings	**624,292**	587,201
Accumulated other comprehensive loss (Note 5)	**(227,925)**	(289,223)
	396,367	297,978
	1,841,844	1,748,020
	3,849,136	3,692,032

CGI GROUP INC.

Consolidated Statements of Cash Flows

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited))

	2006	2005
	$	$
Operating activities		
Net earnings	**43,681**	56,908
Adjustments for:		
Amortization (Note 7)	**47,256**	49,061
Deferred credits	**-**	(781)
Future income taxes	**4,931**	3,307
Foreign exchange loss (gain)	**1,248**	(290)
Stock-based compensation (Note 4b))	**3,003**	4,190
Gain on sale of assets	**-**	(11,033)
Net change in non-cash working capital items	**66,298**	(37,734)
Cash provided by operating activities	**166,417**	63,628
Investing activities		
Business acquisitions (net of cash acquired)	**-**	(424)
Additions to capital assets	**(8,167)**	(11,876)
Proceeds from disposal of capital assets	**-**	372
Additions to contract costs	**(2,647)**	(6,035)
Reimbursement of contract costs	**2,143**	-
Additions to finite-life intangibles and other long-term assets	**(20,119)**	(16,258)
Decrease in other long-term assets	**173**	1,930
Cash used in investing activities	**(28,617)**	(32,291)
Financing activities		
Repayment of credit facilities	**(92,153)**	-
Repayment of long-term debt	**(2,341)**	(2,981)
Repurchase of Class A subordinate shares (net of share repurchase costs)	**(21,059)**	(7,185)
Issuance of shares (net of share issue costs)	**872**	1,640
Cash used in financing activities	**(114,681)**	(8,526)
Effect of foreign exchange rate changes on cash and cash equivalents	**7,713**	(322)
Net increase in cash and cash equivalents	**30,832**	22,489
Cash and cash equivalents, beginning of period	**115,729**	240,459
Cash and cash equivalents, end of period	**146,561**	262,948
Interest paid	**9,178**	755
Income taxes paid	**11,791**	21,561

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.   Summary of significant accounting policies

The interim consolidated financial statements for the three months ended December 31, 2006 and 2005, are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles ("GAAP") for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2006. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2006, except for new accounting policies that have been adopted effective October 1, 2006.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants ("CICA") has issued the following new Handbook Sections which were effective for interim periods beginning on or after October 1, 2006:

a) Section 3855, "Financial Instruments - Recognition and Measurement", describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

b) Section 1530, "Comprehensive Income", and Section 3251, "Equity". Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, "Equity", replaces Section 3250, "Surplus", and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, "Comprehensive Income". Upon of adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative statements are restated to reflect application of this section for changes in the balances of the foreign currency translation of self-sustaining foreign operations.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.   Summary of significant accounting policies (continued)

Change in accounting policies (continued)

c) Section 3865, "Hedges", describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

Future accounting changes

The CICA has issued the following new Handbook Sections which are effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments — Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Section 3863, "Financial Instruments — Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation-related requirements of Section 3861 "Financial Instruments — Disclosure and Presentation". The Company does not expect the adoption of this new section do have a significant effect on the consolidated financial statements.

c) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

2. Finite-life intangibles and other long-term assets

		As at December 31, 2006			As at September 30, 2006	
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal software	76,717	32,755	43,962	77,874	34,724	43,150
Business solutions	279,313	93,161	186,152	258,566	80,103	178,463
Software licenses	122,117	84,404	37,713	120,557	78,373	42,184
Customer relationships and other	376,529	144,763	231,766	367,404	131,596	235,808
Finite-life intangibles	854,676	355,083	499,593	824,401	324,796	499,605
Deferred financing fees			4,491			6,475
Deferred compensation plan			11,956			9,943
Other			10,219			9,882
Other long-term assets			26,666			26,300
Total finite-life intangibles and other long-term assets			526,259			525,905

3. Credit facilities

The Company has available a five-year unsecured revolving credit facility for an amount of $1,000,000,000 maturing in December 2009. This agreement is comprised of a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at December 31, 2006, an amount of $497,092,000 has been drawn upon this facility. In addition, an amount of $30,000,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. Along with the revolving credit facility, the Company has demand lines of credit in the amounts of $25,000,000 and £2,000,000 available. As at December 31, 2006, no amount has been drawn upon these facilities.

The long-term debt agreements contain covenants that require the Company to maintain certain financial ratios. At December 31, 2006, the Company is in compliance with the covenants of its credit facilities and other long-term debt.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4. Capital stock, stock options and earnings per share

a) Capital stock

	Class A subordinate shares		Class B shares			Total
	Number	**Carrying value**	**Number**	**Carrying value**	**Number**	**Carrying value**
		$		**$**		**$**
Balance, as at October 1, 2006	**297,484,885**	**1,319,882**	**34,208,159**	**47,724**	**331,693,044**	**1,367,606**
Repurchased and cancelled[1]	**(2,722,200)**	**(8,089)**	**-**	**-**	**(2,722,200)**	**(8,089)**
Repurchased and not cancelled[1]	**-**	**(351)**	**-**	**-**	**-**	**(351)**
Issued upon exercise of options[2]	**138,274**	**1,187**	**-**	**-**	**138,274**	**1,187**
Balance, as at December 31, 2006	**294,900,959**	**1,312,629**	**34,208,159**	**47,724**	**329,109,118**	**1,360,353**

[1] On January 31, 2006, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 29,288,443 Class A subordinate shares. During the three months ended December 31, 2006, the Company repurchased 1,896,000 Class A subordinate shares for $15,030,000, including a redemption fee of $33,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $6,590,000, was charged to retained earnings. As of December 31, 2006, 78,900 of the repurchased Class A subordinate shares (905,100 for the year ended September 30, 2006) with a carrying value of $351,000 ($4,028,000 for the year ended September 30, 2006), and a repurchase value of $632,000 ($6,661,000 for the year ended September 30, 2006) were held by the Company, were unpaid and had not been cancelled.

[2] The carrying value of Class A subordinate shares includes $315,000 ($3,421,000 for the year ended September 30, 2006) which corresponds to a reduction in contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4. Capital stock, stock options and earnings per share (continued)

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended December 31	
	2006	2005
Compensation expense ($)	**3,003**	4,190
Dividend yield	**0.0%**	0.0%
Expected volatility	**29.5%**	38.3%
Risk-free interest rate	**3.90%**	3.89%
Expected life (years)	**5**	5
Weighted average grant date fair values ($)	**2.60**	3.43

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	
Outstanding, as at October 1, 2006	**29,956,711**
Granted	**3,919,894**
Exercised	**(138,274)**
Forfeited and expired	**(3,032,104)**
Outstanding, as at December 31, 2006	**30,706,227**

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4. Capital stock, stock options and earnings per share (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

						Three months ended December 31
		2006				2005
	Net earnings (numerator)	**Weighted average number of shares outstanding (denominator)[1]**	**Earnings per share**	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)[1]	Earnings per share
	$		**$**	$		$
Basic	**43,681**	**330,451,267**	**0.13**	56,908	430,487,345	0.13
Dilutive options [2]		**1,137,270**			1,887,711	
Dilutive warrants [2]		**-**			1,780,524	
Diluted	**43,681**	**331,588,537**	**0.13**	56,908	434,155,580	0.13

[1] The 1,896,000 Class A subordinate shares repurchased during the three months ended December 31, 2006 (nil during the three months ended December 31, 2005), were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 20,544,741 and 9,836,201 for the three months ended December 31, 2006 and 2005, respectively. The number of excluded warrants was nil and 2,113,041 for the three months ended December 31, 2006 and 2005, respectively.

5. Accumulated other comprehensive loss

	Unrealized losses on translating financial statements of self-sustaining foreign operations	**Gains on translation of debt designated as a hedge of net investment in a self-sustaining foreign operations**	**Total**
	$	**$**	**$**
Balance, as at October 1, 2006	**(324,297)**	**35,074**	**(289,223)**
Net changes incurred during the three-month period	**69,375**	**(8,077)**	**61,298**
Balance, as at December 31, 2006	**(254,922)**	**26,997**	**(227,925)**

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6. Investments in subsidiaries and joint ventures

a) Balance of integration charges

For American Management Systems Incorporated and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2006	35,010	2,287	37,297
Foreign currency translation adjustment	1,281	110	1,391
Paid during the three-month period	(2,474)	(5)	(2,479)
Balance, as at December 31, 2006[(1)]	**33,817**	**2,392**	**36,209**

[(1)] Of the total balance remaining, $7,406,000 is included in accounts payable and accrued liabilities and $28,803,000 is included in accrued integration charges and other long-term liabilities.

7. Amortization

	Three months ended December 31	
	2006	2005
	$	$
Amortization of capital assets	**7,098**	8,454
Amortization of contract costs related to transition costs	**3,904**	4,003
Amortization of finite-life intangibles	**29,331**	30,413
	40,333	42,870
Amortization of contract costs related to incentives (presented as reduction of revenue)	**5,920**	5,937
Amortization of other long-term assets (presented in costs of services, selling and administrative)	**629**	48
Amortization of other long-term assets (presented in interest on long-term debt)	**374**	206
	47,256	49,061

8. Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montréal and Toronto, of which a significant portion was related to lower than expected BCE Inc. ("BCE") work volumes. The program is now completed. Approximately 1,150 positions have been eliminated, with 150 of these being in the three months ended December 31, 2006. Under the terms of the contract agreement signed on January 12, 2006 between BCE and the Company, BCE agreed to share in severance costs applicable to head count reductions in excess of 100 positions, up to a maximum of $10,000,000.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8. Restructuring costs related to specific items (continued)

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings during the three months ended December 31, 2006:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT services	9,172	6,700	15,872
BPS	166	5,328	5,494
Corporate	1,677	446	2,123
Restructuring costs related to specific items	11,015	12,474	23,489
BCE contribution[1]	(479)	-	(479)
Total restructuring costs related to specific items	**10,536**	**12,474**	**23,010**

[1] The BCE contribution has been received as at December 31, 2006.

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings since the beginning of the restructuring plan:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT services	59,906	19,447	79,353
BPS	2,509	5,643	8,152
Corporate	9,571	3,200	12,771
Restructuring costs related to specific items	71,986	28,290	100,276
BCE contribution	(10,000)	-	(10,000)
Total restructuring costs related to specific items	**61,986**	**28,290**	**90,276**

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
Balance, as at October 1, 2006	8,602	5,445	14,047
New restructuring costs related to specific items	11,015	12,474	23,489
Foreign currency translation adjustment	143	196	339
Paid during the three-month period	(5,357)	(3,886)	(9,243)
Balance, as at December 31, 2006[1]	**14,403**	**14,229**	**28,632**

[1] Of the total balance remaining, $14,403,000 is included in accrued compensation, $7,951,000 is included in accounts payable and accrued liabilities and $6,278,000 is included in accrued integration charges and other long-term liabilities.

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9. Segmented information

The Company has two lines of business ("LOB"): IT services ("IT") and business process services ("BPS"), in addition to Corporate services. The focus of these LOBs is as follows:

– The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

– Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

During the three months ended December 31, 2006, the Company's document management services Canadian division has been moved from the IT services to the BPS LOB, in order to have all of the Company's document management services under the BPS LOB. The 2005 comparatives have been adjusted accordingly.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended December 31, 2006	**IT services**	**BPS**	**Corporate**	**Total**
	$	**$**	**$**	**$**
Revenue	**789,442**	**114,618**	**-**	**904,060**
Earnings (loss) before interest on long-term debt, other income, restructuring costs related to specific items and income taxes[1]	**100,651**	**13,392**	**(14,354)**	**99,689**
Total assets	**2,917,369**	**681,327**	**250,440**	**3,849,136**

[1] Amortization included in IT services, BPS and Corporate is $38,314,000, $5,335,000 and $3,233,000 respectively.

As at and for the three months ended December 31, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	778,073	120,390	-	898,463
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets and income taxes[1]	86,458	13,163	(20,875)	78,746
Total assets	2,997,915	712,014	395,320	4,105,249

[1] Amortization included in IT services, BPS and Corporate is $42,565,000, $3,827,000 and $2,463,000 respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2006. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were made to third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10. Guarantees

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at December 31, 2006, the Company provided for a total of $90,908,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

11. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2006.

	Three months ended December 31	
	2006	2005
Reconciliation of net earnings:	**$**	$
Net earnings - Canadian GAAP	**43,681**	56,908
Adjustments for:		
Warrants	**351**	351
Other	**337**	61
Net earnings – U.S. GAAP	**44,369**	57,320
Basic and diluted earnings per share – U.S. GAAP	**0.13**	0.13
Net earnings – U.S. GAAP	**44,369**	57,320
Other comprehensive income		
Foreign currency translation adjustment	**61,298**	1,072
Comprehensive income – U.S. GAAP	**105,667**	58,392

	As at December 31, 2006	As at September 30, 2006
	$	$
Reconciliation of shareholders' equity:		
Shareholders' equity - Canadian GAAP	**1,841,844**	1,748,020
Adjustments for:		
Stock-based compensation	**58,411**	58,411
Warrants	**(4,724)**	(5,075)
Unearned compensation	**(3,694)**	(3,694)
Integration costs	**(6,606)**	(6,606)
Goodwill	**28,078**	28,078
Income taxes and adjustment for change in accounting policy	**9,715**	9,715
Other	**(7,888)**	(8,225)
Shareholders' equity – U.S. GAAP	**1,915,136**	1,820,624